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September 13, 2013

VIA EDGAR

Geoff Kruczek
Attorney-Adviser
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	American Independence Corp. Schedule TO-T filed by Independence Holding Company Filed September 4, 2013 File No. 005-31658

Dear Mr. Kruczek

Set forth below are the responses of Independence Holding Company (the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 12, 2013 with respect to above referenced Schedule TO-T and the various exhibits thereto.

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to Schedule TO-T as well as various exhibits thereto.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.

September 13, 2013

Offer to Purchase

1.	We note the significant share ownership of AMIC by IHC and that AMIC and IHC have common affiliates. Given the potential effects of this transaction on the listing and registration under the Exchange Act of AMIC as noted in your disclosure on page 22, please provide us your analysis as to the applicability of Exchange Act Rule 13e-3 to this transaction. While your disclosure indicates that you intend to preserve such listing, your disclosure on page 22 indicates that the transaction may nevertheless result in delisting and deregistration.

Response: The Company does not believe that Rule 13e-3 is applicable to the offer. The second part of the definition of a “Rule 13e-3 transaction” applies to a transaction “. . . which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii) of this section.” Paragraph (a)(3)(ii) describes two effects: the transaction causes any class of equity securities of the issuer that are subject to Section 12(g) or Section 15(d) of the Exchange Act to become eligible for termination from registration or reporting obligations under the Exchange Act, or the transaction causes any class of equity securities to be delisted from a national securities exchange or cease to be quoted on an inter-dealer quotation system of any registered national securities association.

A publicly held company may, depending on the facts and circumstances, deregister its equity securities when they are held by less than 300 holders of record.1 The Company notes that AMIC’s 2012 Annual Report (Form 10-K) discloses that it had 71 holders of record as of February 15, 2013. However, the SEC has clarified that where an issuer was already eligible to terminate registration under Section 12(g) or to suspend the obligation to report under Section 15(d), a transaction that further reduces the number of record holders would not be deemed to have “caused” the class of securities to become eligible for termination of registration or suspension of the obligation to report.2

1 U.S. Securities and Exchange Commission, Going Private, Fact Sheet dated September 2, 2011; available at: http://www.sec.gov/answers/gopriv.htm.

2 U.S. Securities and Exchange Commission, Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, January 26, 2009; available at: http://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm.

September 13, 2013

Additionally, the NASDAQ’s Equity Standard under Listing Rules 5450(a) and 5450(b)(1) requires that a listed company meet the following criteria for continued listing: Stockholders’ Equity of $10 million or greater, 750,000 or more Publicly Held Shares, $5 million or greater in Market Value of Publicly Held Shares, a Bid Price of at least $1, and a minimum of 400 Total Shareholders.3 Based on information available to the Company, AMIC’s shareholders equity is over $100 million, there would be over 800,000 publicly held shares if the offer was fully subscribed, the market value at the offer price would be over $8 million, the offer price is $10 and there are over 1,200 shareholders. Accordingly, the Company expects that shares of common stock of AMIC will continue to be listed on NASDAQ after the offer, and has clarified the disclosure on page 22. See also the response to comment 6 relating to the potential reduction in the shares sought if listing would not be maintained.

Summary Term Sheet, page 1

What is the class and amount . . .?, page 1

2.	The reference to “our listing” implies the listing of the shares of “Purchaser.” If you mean the listing of AMIC shares, please revise accordingly.

Response: The Company has revised the disclosure on page 1, page 8, page 9 and page 11 as requested.

Why are you making the Offer?, page 2

3.	Please revise to clarify the purpose of this offer. For example, address whether you plan to conduct a short-form merger. While we note your statements regarding further alignment of interests and permitting additional focus, it is unclear from your disclosure how such interest and focus is improved merely by increasing your ownership of AMIC from 80% to 90%.

Response: The Company has revised the disclosure on page 2 as requested.

What does the board of AMIC think of the Offer, page 2

4.	We note that you may terminate the offer if the AMIC board does not file its Schedule 14D-9, or if the board recommends that stockholders reject the Offer or otherwise withdraws or modifies its recommendation; however, these events are not listed as conditions to the offer. Please revise to include these events as conditions to the offer, or delete the disclosure.

Response: In response to the Staff’s comment, the Company has deleted the disclosure on page 2.

Terms of the Offer, page 8

5.	We note you will not announce the final proration factor until “five to seven business days after the Expiration Date,” which indicates it may take even longer to pay for or return the shares tendered. Even if payment or return takes place concurrently with announcement of the proration factor, please tell us how that is consistent with the requirements of Rule 14e-1(c).

3 The NASDAQ OMX Group, Inc., Continued Listing Guide, May 2013, at 3. The definition of Total Shareholders includes beneficial and record holders.

September 13, 2013

Response: In response to the Staff’s comment, the Company has deleted the sentence referring to five to seven business days and confirms that it is aware of the requirements of Rule 14e-1(c).

6.	Your disclosure indicates that the number of shares you are offering to purchase may change if, by accepting those shares, the listing of AMIC shares on NASDAQ will not be maintained. Therefore, it also appears that if such change occurs, the offer would be required to be kept open for an additional ten business days, as required by Rule 14e-1(b). Please confirm your understanding and revise your disclosure accordingly.

Response: The Company confirms its understanding of Rule 14e-1(b) and has added disclosure on page 9 that if there is a decrease in the number of shares to be purchased, the offer will be extended for an additional ten business days.

Acceptance for Payment and Payment for Shares, page 12

7.	According to the fourth paragraph on page 13, the disclosure indicates that the bidder reserves the right to transfer or assign the right to purchase shares pursuant to the offer. Please confirm your understanding that any entity to which the bidder assigns the right to purchase shares in the offer must be included as a bidder in the offer. Including additional bidders may require the bidder to disseminate additional offer materials and to extend the term of the offer.

Response: The Company confirms its understanding that any entity to which the bidder assigns the right to purchase shares in the offer must be included as a bidder in the offer. The Company also confirms its understanding that including additional bidders may require the bidder to disseminate additional offer materials and to extend the term of the offer.

Determination of validity, page 17

8.	We note the disclosure that indicates your determinations are final and binding. Revise to state that holders may challenge your determinations in a court of competent jurisdiction. Please make corresponding revisions to the Letter of Transmittal.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 17, 18 and 29 and made the corresponding revisions to the Letter of Transmittal.

Certain Information Concerning AMIC, page 23

9.	Refer to the fourth paragraph. You may not disclaim responsibility for your disclosure. Please revise accordingly.

September 13, 2013

Response: In response to the Staff’s comment, the Company has deleted the sentence that disclaimed responsibility for the accuracy or completeness of the information acquired from publicly available documents.

Certain Information Concerning the Purchaser, page 23

10.	Please provide additional details regarding the December 27, 2012 approval to Purchaser to acquire up to 90% of AMIC’s shares. Include who initially sought the approval and any discussions that transpired. Also include the significance of the 90% number and how it relates to this offer, if at all. Please also revise to provide similar, additional details regarding the discussions and August 23, 2013 approval referenced here and in Section 11 of this document.

Response: The Company has revised the disclosure on pages 25 and 26 as requested.

Source and Amount of Funds, page 26

11.	If you have no alternative financing arrangements or plans, please state so directly. See Regulation M-A Item 1007(b).

Response: The Company will pay for the shares with cash on hand and has no alternative financing arrangements or plans. The Company has revised the disclosure on page 26.

Purpose of the Offer; Plans for AMIC; Other Matters, page 26

12.	Please expand the penultimate paragraph to include the disclosure required by Item 1007(c)(1)-(7) with respect to the individuals required by Instruction C to Schedule TO. We note that your current disclosure address only “the Purchaser.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 27.

Conditions to the Offer, page 27

13.	We note that the satisfaction or existence of any offer conditions will be determined by you “in [your] sole discretion.” Please revise to include an objective standard for the determination of whether a condition has been satisfied.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 29 by changing references to the Company’s “sole discretion” to “reasonable discretion.”

September 13, 2013

14.	Please refer to the last paragraph on page 29, where you state, “The Purchaser’s failure at any time to exercise its rights under any of these conditions will not be deemed a waiver of any such right.” This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so.

Response: In response to the Staff’s comment, the Company has deleted the above-referenced sentence.

In addition, when an offer condition is triggered by events that occur during the offer period and before expiration of the offer, you should inform shareholders how you intend to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding.

Response: The Company confirms its understanding that when an offer condition is triggered by events that occur during the offer period and before expiration of the offer, the Company should promptly inform shareholders on how it intends to proceed unless the condition is one where satisfaction of the condition may be determined only upon expiration.

Adjustments, page 30

15.	You disclose here that you “may, in [your] sole discretion,” make adjustments to the offer price if the changes you note occur. On page 10, you say you “will” make those adjustments. Please reconcile. If you “will” make the adjustments, please clarify how the potential changes by AMIC represent offer conditions that must be satisfied or waived prior to expiration.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 10 by replacing “will” with “may.”

Miscellaneous, page 30

16.	You state that the offer is not being made to, nor will tenders be accepted from or on behalf of, shareholders in any jurisdiction in which the making or acceptance of the offer would not be in compliance with the laws of that jurisdiction. Please provide your analysis as to how limiting participation in this manner is consistent with Rule 14d-10. See Section II.G.1 of Securities Exchange Act Release No. 58597 (September 19, 2008).

Response: The Company understands that the all-holders provision in 14d-10 applies equally to U.S. as well as non-U.S. shareholders and that tender offers subject to its requirements may not exclude foreign shareholders based on their residency in a particular foreign jurisdiction. The Company has revised its disclosure on page 31 to clarify that the exclusion from the Offer only applies to residents of states in which the Offer is prohibited by administrative or judicial action pursuant to a state statute and then only after the Purchaser has made a good faith effort to comply with any such statute.

September 13, 2013

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*         *         *

September 13, 2013

If you have any additional questions, please feel free to call the undersigned at (213) 891-7421.

Sincerely,

/s/ Steven Stokdyk

Steven Stokdyk
of LATHAM & WATKINS LLP

Cc: Adam Vandervoort
      Loan Nisser